SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 000-21742

Acergy S.A.

(Translation of registrant’s name into English)

200 Hammersmith Road

London, W6 7DL

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached herewith as Exhibit 99.1 is a press release, dated July 15, 2009 whereby Acergy S.A. (“Acergy”) announced results for the second quarter which ended on May 31, 2009.

Highlights

•	Revenue from continuing operations was $526 million (Q2 2008: $706 million)

•	Income from continuing operations was $76 million (Q2 2008: $90 million)

•	Strong balance sheet including $696 million cash position

•	Progress on new major contracts:

•	Acergy awarded $190 million Nigerian conventional contract, EPC4A

•	SapuraAcergy Joint Venture awarded $825 million Gumusut-Kakap contract in Malaysia

•	Acergy awarded $260 million four-year contract by Petrobras for use of the Polar Queen, post quarter end

Financial Summary

	Three Months Ended		Six Months Ended
In $ millions, except share and per share data	May.31.09 Unaudited	May.31.08 Unaudited	May.31.09 Unaudited	May.31.08 Unaudited
Revenue from continuing operations	525.5	705.6	1,028.6	1,315.3
Gross profit	127.6	181.5	242.4	317.7
Net operating income from continuing operations	81.0	137.2	152.3	223.6
Income before taxes from continuing operations	85.2	130.8	146.7	212.6
Taxation	(9.2)	(40.6)	(31.6)	(74.0)
Income from continuing operations	76.0	90.2	115.1	138.6
Net income/(loss) from discontinued operations	0.9	(28.4)	2.8	(35.7)
Net income – total operations	76.9	61.8	117.9	102.9

Per share data (Diluted)
Earnings per share – continuing operations	0.40	0.49	0.60	0.74

Earnings/(loss) per share – discontinued operations	0.01	(0.14)	0.01	(0.19)
Net earnings per share – total operations	0.41	0.35	0.61	0.55
Weighted average number of Common Shares and Common Share equivalents outstanding (m)	205.6	207.5	183.5	188.6

Operating Review

Acergy Africa and Mediterranean – Revenue from continuing operations for the second quarter was $207.9 million (Q2 2008: $375.3 million) reflecting fewer major deepwater projects in installation phase compared with the very high level of activity in the comparable quarter in 2008. A number of major projects, including Pazflor, ALNG and EPC4A remain in early stages. Net operating income from continuing operations for the quarter was $41.1 million (Q2 2008: $82.7 million) reflecting lower activity levels and the absence of any major projects completing during the quarter.

Acergy Northern Europe and Canada – Revenue from continuing operations for the second quarter was $130.6 million (Q2 2008: $210.3 million) reflecting lower activity levels in a challenging market environment. Good operational progress was made on Dong Nini, Tyrihans Subsea Installation and Deep Panuke, which remained in early stages. Net operating loss from continuing operations for the quarter was $4.5 million (Q2 2008: net operating income of $32.4 million), reflecting lower activity levels due to current market conditions and a charge taken on the Marathon Volund Project ahead of completion of commercial settlement.

Acergy North America and Mexico – Revenue from continuing operations for the second quarter was $29.2 million (Q2 2008: $0.9 million) reflecting the contribution from the offshore installation phase of the Perdido Project. Net operating income from continuing operations for the quarter was $8.1 million (Q2 2008: $5.6 million) primarily due to good progress on the cross-regional Frade Project and contribution from the Perdido Project.

Acergy South America – Revenue from continuing operations for the second quarter was $100.7 million (Q2 2008: $75.3 million) driven by strong revenue contribution from the Frade Project and the Roncandor Manifolds Project. Net operating income from continuing operations for the quarter was $10.3 million (Q2 2008: $11.2 million) arising from good performance on SURF activities partly offset by the lower utilisation on the Acergy Condor, due to thruster problems.

Acergy Asia and Middle East – Revenue from continuing operations for the second quarter was $53.7 million (Q2 2008: $43.2 million) reflecting good progress on projects, including Van Gogh which completed its offshore phase during the quarter and Pluto, which remains in early stages. Net operating income from continuing operations was $14.9 million (Q2 2008: $8.2 million) reflecting good project performance and a positive contribution from the SapuraAcergy Joint Venture.

Joint Ventures

The SapuraAcergy Joint Venture successfully completed the Mumbai High South Re-development Phase 2 Project in India during the quarter. The Joint Venture was awarded the $825 million Gumusut-Kakap contract in Malaysia from Shell and the $60 million contract from Nippon Steel Engineering Co. Ltd for the Iwaki Platform Decommissioning Project in Japan.

Discontinued operations

Net income from discontinued operations for the second quarter was $0.9 million (Q2 2008: net loss of $28.4 million) due to the small positive contribution from the Mexilhao Trunkline Project during a period of relatively low activity.

Asset Development

In line with the Angolan Government’s policy of promoting the development of local private Angolan companies, Acergy and Sonangol have agreed to reduce their shareholdings in Sonamet. Post completion of the sale and transfer of shares, expected later this year, Acergy will remain the largest shareholder with 36% and will continue to manage the Lobito fabrication yard. At that time, the businesses will be deconsolidated from Acergy’s financials and its future results reported as share of results of associates and Joint Venture. The Joint Ventures are now classified as assets held for sale on the balance sheet at the quarter end.

Financial Review

Revenue from continuing operations for the second quarter of 2009 was $526 million (Q2 2008: $706 million) primarily reflecting anticipated lower activity levels in West Africa as fewer major deepwater projects were in offshore installation phase and lower activity levels in the North Sea which were partially offset by good activity levels in Brazil and Asia Pacific.

Gross profit was $128 million (Q2 2008: $182 million) reflecting the lower activity levels and portfolio mix as fewer major deepwater project were in installation phase or completed during the quarter, compared to 2008. This was partially offset by good project execution and broadly similar vessel utilisation during the quarter.

Administrative expenses were $55 million (Q2 2008: $62 million) reflecting favourable exchange rate movements and the start of cost reduction initiatives.

Acergy’s share of results from associates and joint ventures was $9 million (Q2 2008: $14 million) reflecting a lower contribution from NKT Flexibles and a small loss from Seaway Heavy Lifting, partially offset by a positive contribution from SapuraAcergy.

Income before taxes from continuing operations for the second quarter was $85 million (Q2 2008: $131 million) reflecting the lower activity levels and the lower contribution from associates and joint ventures.

Taxation for the quarter was $9 million (Q2 2008: $41 million) reflecting an effective tax rate for the quarter of 11% (Q2 2008: 31%). The underlying effective tax rate for the Group was 35% in the quarter. During the reporting period resolution of a number of ongoing audits were achieved, including a substantial element of the French tax audit and the UK tonnage tax enquiry. As a consequence certain provisions were released in the quarter.

Net income from continuing operations for the second quarter was $76 million (Q2 2008: $90 million). Net income from total operations for the second quarter was $77 million (Q2 2008: $62 million).

The cash and cash equivalents position at the quarter end was $696 million (Q1 2009: $678 million). Deferred revenue, at the quarter end stood at $264 million (Q1 2009: $272 million). Cash and cash equivalents at the end of the first quarter of 2009 included cash balances of $48 million related to Sonamet which, at the end of the second quarter of 2009, were classified as assets held for sale and thus not reflected in the cash and cash equivalents.

At quarter end, Acergy S.A. held directly 11,178,508 treasury shares representing 5.73% of the total number of issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.45% of the total number of issued shares. Total shares in issue were 194,953,972, including these treasury shares.

Backlog

Backlog for continuing operations as at May 31, 2009 was approximately $2.4 billion, of which $0.9 billion is expected to be executed in the remainder of fiscal year 2009. This backlog figure does not include the backlog relating to associates and joint ventures.

In $ millions as at:	May.31.09	Feb.28.09	May.31.08
Backlog (1)	2,415	2,432	3,354
Pre-Backlog (2)	99	75	241

(1)	Backlog excludes amounts related to discontinued operations as of May.31.09: $77 million, Feb.28.09: $86 million, May.31.08: $295 million
(2)	Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Trading Outlook

The business environment in which we operate has remained challenging. Some clients are still delaying large SURF projects and our short-term visibility on this market remains poor which, together with keener competition for new tenders, will adversely affect near-term margins. We have been pleased to see progress in the conventional market in West Africa and expect further progress in the coming quarters, vindicating our strategy to maintain focus in this area.

The medium-term market fundamentals remain strong. As demand growth returns, and with field depletion increasing, the need to access new reserves and replenish production will return our markets to growth. We remain confident that our skills and strengths meet our clients’ strategic needs, particularly in the development of hydrocarbon discoveries secured in frontier acreage. We believe that we are well placed, both financially and operationally, to exploit new growth areas, such as Brazil, while recognising that other regions have an evolving significance for the Group.

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(In $ millions, except share and per share data)

	Three Months Ended		Six Months Ended
	May 31, 2009 Unaudited	May 31, 2008 Unaudited	May 31, 2009 Unaudited	May 31, 2008 Unaudited
Revenue from continuing operations	525.5	705.6	1,028.6	1,315.3
Operating expenses	(397.9)	(524.1)	(786.2)	(997.6)

Gross profit	127.6	181.5	242.4	317.7

Administrative expenses	(55.2)	(61.9)	(108.5)	(121.6)
Net other operating income	—	4.0	0.1	3.3
Share of results of associates and joint ventures	8.6	13.6	18.3	24.2

Net operating income from continuing operations	81.0	137.2	152.3	223.6

Investment income	1.6	2.9	3.4	8.6
Other gains and losses	7.9	(4.1)	6.0	(5.2)
Finance costs	(5.3)	(5.2)	(15.0)	(14.4)

Income before taxes from continuing operations	85.2	130.8	146.7	212.6

Taxation	(9.2)	(40.6)	(31.6)	(74.0)

Income from continuing operations	76.0	90.2	115.1	138.6

Net income / (loss) from discontinued operations	0.9	(28.4)	2.8	(35.7)

Net income	76.9	61.8	117.9	102.9

Net income attributable to:
Equity holders of parent	75.4	65.7	112.7	103.8
Minority interest	1.5	(3.9)	5.2	(0.9)

Net income	76.9	61.8	117.9	102.9

PER SHARE DATA
Earnings / (loss) per share
Basic
Continuing operations	0.40	0.51	0.60	0.75
Discontinued operations	0.01	(0.15)	0.02	(0.19)

Net earnings	0.41	0.36	0.62	0.56

Diluted
Continuing operations	0.40	0.49	0.60	0.74
Discontinued operations	0.01	(0.14)	0.01	(0.19)

Net earnings	0.41	0.35	0.61	0.55

Weighted average number of Common Shares And Common Share equivalents outstanding
Basic	182.9	183.2	182.9	185.6
Diluted	205.6	207.5	183.5	188.6

SELECTED INFORMATION – CONTINUING OPERATIONS
Cash outflows for capital expenditures	46.3	73.7	102.8	115.1
Depreciation and amortisation	32.2	26.0	62.7	52.0

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In $ millions)

	As at May 31, 2009	As at November 30, 2008(1)	As at May 31, 2008
	Unaudited	Audited	Unaudited
ASSETS
Non-current assets
Intangible assets	0.6	3.8	3.7
Property, plant and equipment	850.2	907.6	885.1
Interest in associates and joint ventures	164.1	140.2	140.1
Advances and receivables and other non-current assets	38.1	47.9	62.6
Deferred tax assets	39.8	39.8	64.0

Total non-current assets	1,092.8	1,139.3	1,155.5

Current assets
Inventories	22.3	38.5	37.2
Trade and other receivables	319.9	354.5	447.6
Other current assets	31.5	56.8	34.8
Assets held for sale	240.3	75.5	1.1
Other accrued income and prepaid expenses	197.6	233.5	291.9
Cash and cash equivalents	695.8	573.0	429.8

Total current assets	1,507.4	1,331.8	1,242.4

Total assets	2,600.2	2,471.1	2,397.9

EQUITY
Capital and reserves attributable to equity holders
Issued share capital	389.9	389.9	389.9
Own shares	(228.0)	(229.4)	(236.2)
Paid in surplus	502.5	498.7	497.4
Equity reserve	110.7	110.7	110.7
Translation reserve	(46.1)	(70.4)	40.5
Other reserves	(50.9)	(70.4)	(9.2)
Retained earnings / (Accumulated deficit)	229.9	158.6	(33.2)

Equity attributable to equity holders of the parent	908.0	787.7	759.9
Minority interest	14.8	13.7	9.6

Total equity	922.8	801.4	769.5

LIABILITIES
Non-current liabilities
Non-current portion of borrowings	406.5	409.2	394.3
Retirement benefit obligation	23.3	21.2	56.0
Deferred tax liabilities	56.1	56.1	36.5
Other non-current liabilities	31.0	69.0	35.7

Total non-current liabilities	516.9	555.5	522.5

Current liabilities
Trade and other payables	550.3	651.6	718.4
Current tax liabilities	96.6	69.1	87.0
Current portion of borrowings	4.0	10.1	4.0
Liabilities directly associated with assets held for sale	189.9	—	—
Other current liabilities	56.0	77.8	37.1
Deferred revenue	263.7	305.6	259.4

Total current liabilities	1,160.5	1,114.2	1,105.9

Total liabilities	1,677.4	1,669.7	1,628.4

Total equity and liabilities	2,600.2	2,471.1	2,397.9

(1)	These figures have been extracted from the Audited Consolidated Financial Statements for 2008.

ACERGY S.A. AND SUBSIDIARIES

STATEMENT OF MOVEMENT OF RETAINED EARNINGS

FOR SIX MONTHS ENDED MAY 31, 2009

(In $ millions)

Balance, November 30, 2008	158.6
Net income for six months ended May 31, 2009	112.7
Dividend declared	(40.2)
Loss on sale of own shares	(1.2)

Balance, May 31, 2009	229.9

ACERGY S.A. AND SUBSIDIARIES

EARNINGS PER SHARE CALCULATION

(In $ millions, except share and per share data)

	Three Months Ended		Six Months Ended
	May 31, 2009	May 31, 2008	May 31, 2009	May 31, 2008
Net income attributable to equity holders	75.4	65.7	112.7	103.8
(Income) / loss from discontinued operations	(0.9)	28.4	(2.8)	35.7

Net Income from continuing operations	74.5	94.1	109.9	139.5
Interest expense on convertible note	7.3	7.1	14.6	14.0

Adjusted net income from continuing operations including convertible note	81.8	101.2	124.5	153.5

Weighted-average number of common shares:
Basic number of shares	182,868,471	183,163,182	182,854,522	185,614,348

Diluted number of shares	183,604,380	186,262,428	183,516,794	188,625,821
Convertible note dilutive effect	22,016,733	21,258,503	22,016,733	21,258,503

Total diluted number of shares	205,621,113	207,520,931	205,533,527	209,884,324

BASIC
Continuing operations	$0.40	$0.51	$0.60	$0.75
Discontinued operations	$0.01	$(0.15)	$0.02	$(0.19)

Net Earnings	$0.41	$0.36	$0.62	$0.56

DILUTED excluding convertible note
Continuing operations	$0.40	$0.50	$0.60	$0.74
Discontinued operations	$0.01	$(0.15)	$0.01	$(0.19)

Net Earnings	$0.41	$0.35	$0.61	$0.55

DILUTED including convertible note
Continuing operations	$0.40	$0.49	$0.61	$0.73
Discontinued operations	$0.01	$(0.14)	$0.01	$(0.17)

Net Earnings	$0.41	$0.35	$0.62	$0.56

•	For the three months ended May 31 2009 the effect of inclusion of the Convertible note is to reduce the diluted EPS from $0.411 to $0.405 (Q2 2008: $0.353 to $0.352). This is said to be dilutive and is therefore included in the calculation.

•	For the six months ended May 31 2009 the effect of inclusion of the Convertible note would be to increase the diluted EPS from $0.613 to $0.620 (Q2 2008: $0.550 to $0.561). This is anti-dilutive and is therefore not included in the calculation.

ACERGY S.A. AND SUBSIDIARIES

SEGMENTAL ANALYSIS

(In $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: the Acergy Africa and Mediterranean segment (AFMED) covers activities in Africa and the Mediterranean; the Acergy Northern Europe and Canada segment (NEC) includes all activities in Northern Europe and Eastern Canada; the Acergy North America and Mexico segment (NAMEX) includes all activities in the United States, Mexico, Central America and Western Canada; the Acergy South America segment (SAM) incorporates activities in South America and the islands of the southern Atlantic Ocean; the Acergy Asia and Middle East segment (AME) includes all activities in Asia Pacific, India and the Middle East (excluding the Caspian Sea) and including the SapuraAcergy joint venture. The Acergy Corporate segment (Corporate) includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction ships, ROVs and other assets that are not attributed to any one segment; management of offshore personnel; captive insurance activities; and Management and corporate services provided for the benefit of the whole Group, including design engineering, finance and legal departments.

Three months ended May 31, 2009	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
(In $ millions)
Revenue(1)	207.9	130.6	29.2	100.7	53.7	3.4	525.5
Net operating income/(loss)	41.1	(4.5)	8.1	10.3	14.9	11.1	81.0
Investment income							1.6
Other gains & losses							7.9
Finance costs							(5.3)

Net income before taxation from continuing operations							85.2

Three months ended May 31, 2008	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
(In $ millions)
Revenue(1)	375.3	210.3	0.9	75.3	43.2	0.6	705.6
Net operating income/(loss)	82.7	32.4	5.6	11.2	8.2	(2.9)	137.2
Investment income							2.9
Other gains & losses							(4.1)
Finance costs							(5.2)

Net income before taxation from continuing operations							130.8

Six months ended May 31, 2009	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
(In $ millions)
Revenue(1)	435.9	268.7	33.5	186.0	100.8	3.7	1,028.6
Net operating income/(loss)	78.1	(3.0)	12.7	17.8	27.5	19.2	152.3
Investment income							3.4
Other gains & losses							6.0
Finance costs							(15.0)

Net income before taxation from continuing operations							146.7

Six months ended May 31, 2008	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
(In $ millions)
Revenue(1)	734.8	338.3	1.5	151.9	87.3	1.5	1,315.3
Net operating income	140.2	38.3	6.3	18.7	5.5	14.6	223.6
Investment income							8.6
Other gains & losses							(5.2)
Finance costs							(14.4)

Net income before taxation from continuing operations							212.6

(1)	Three clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the quarter ended May 31, 2009. The revenue from these clients was $228 million and was attributable to Acergy AFMED, Acergy NEC and Acergy SAM. Three clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the six months ended May 31, 2009. The revenue from these clients was $455 million and was attributable to Acergy AFMED, Acergy NEC and Acergy SAM. Two clients each individually accounted for more than 10% of our revenue from continuing operations for the quarter ended May 31, 2008. The revenue from these clients was $321 million and was attributable to Acergy AFMED and Acergy NEC. Two clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the six months ended May 31, 2008. The revenue from these clients was $439 million and was attributable to Acergy AFMED and Acergy NEC.

The following information, attached herewith as Exhibit 99.2, was used by Acergy in connection with the earnings presentation for the second quarter ended May 31, 2009.

Second Quarter Highlights

•	Delivered a solid operational performance in a challenging environment:

•	Continuing operations:

•	Revenue of $526 million

•	Net income of $76 million

•	Diluted EPS of $0.40

•	Encouraging progress on new large contract awards:

•	EPC4A – Nigerian Conventional ($190m)

•	Gumusut in Malaysia ($825m) to our SapuraAcergy JV

•	Polar Queen in Brazil ($260m) – post quarter end

•	Number of smaller awards worldwide

Short-Term Caution – Strong Fundamentals

•	SURF market:

•	Short–term: poor visibility

•	Some projects delayed by Operators

•	Conventional / hook-up market in West Africa:

•	Increased visibility with the award of EPC4A contract

•	More projects being discussed in Nigeria

•	In spite of challenging business environment, we remain on course to deliver expectations for 2009

•	Medium-term fundamentals remain strong

Financial Highlights

	Three-Months Ended				Six-Months Ended
In $ millions, except share and per share data	May 31, 2009 Unaudited		May 31, 2008 Unaudited		May 31, 2009 Unaudited		May 31, 2008 Unaudited
Continuing operations:
Revenue	525.5		705.6		1,028.6		1,315.3
Net operating income	81.0		137.2		152.3		223.6
Taxation	(9.2)		(40.6)		(31.6)		(74.0)
Income – continuing operations	76.0		90.2		115.1		138.6
Net income / (loss) – discontinued operations	0.9		(28.4)		2.8		(35.7)
Net income	76.9		61.8		117.9		102.9
Earnings / (loss) per share – Diluted
Continuing operations	0.40		0.49		0.60		0.74
Discontinued operations	0.01		(0.14)		0.01		(0.19)
Net Earnings	0.41		0.35		0.61		0.55
Weighted average number of Common Shares and Common Share equivalents outstanding – Diluted	205.6	m	207.5	m	183.5	m	188.6	m

Cashflow Highlights

In $ millions	Three-Months Ended		Six-Months Ended
	May 31, 2009		May 31, 2009
Net income – Total operations	76.9		117.9
Depreciation and amortisation	32.2		62.7
Impairment	—		—
Other non cash items from operations	4.0		1.9
Changes in working capital	3.7		27.8

Net cash from operating activities		116.8		210.3

Capital expenditure	(46.3)		(102.8)
Proceeds from sale of assets (net of costs of sale)	—		72.9
Advances to associates & JVs	(1.5)		(5.1)
Dividend from associates & JVs	0.9		3.2

Net cash from investing activities		(46.9)		(31.8)

New borrowings	—		0.1
Exercise of share options	0.1		0.2
Interest paid on convertible note	(5.6)		(5.6)
Dividends paid to shareholders	—		—
Dividends paid to minority interests	(5.0)		(5.0)

Net cash from financing activities		(10.5)		(10.3)

Effect of exchange rate changes on cash		19.0		14.7

Change in cash and cash equivalents		78.4		182.9

Balance Sheet Highlights

In $ millions as at	May 31, 2009 Unaudited	November 30, 2008 Audited	May 31, 2008 Unaudited
Property, plant and equipment	850.2	907.6	885.1
Interest in associates and joint ventures	164.1	140.2	140.1
Trade and other receivables	319.9	354.5	447.6
Assets held for sale	240.3	75.5	1.1
Other accrued income and prepaid expenses	197.6	233.5	291.9
Cash and cash equivalents (1)	695.8	573.0	429.8
Other assets	132.3	186.8	202.3

Total assets	2,600.2	2,471.1	2,397.9

Total equity	922.8	801.4	769.5

Non-current portion of borrowings	406.5	409.2	394.3
Trade and other payables	550.3	651.6	718.4
Deferred revenue	263.7	305.6	259.4
Current tax liabilities	96.6	69.1	87.0
Liabilities directly associated with assets held for sale	189.9	—	—
Other liabilities	170.4	234.2	169.3

Total liabilities	1,677.4	1,669.7	1,628.4

Total equity and liabilities	2,600.2	2,471.1	2,397.9

(1)	As at May 31, 2009 cash balances of $695.8 million exclude $60.1 million relating to Sonamet which as at this date is classified as an asset held for sale.

Appendices

Major Project Progression

Backlog Analysis – continuing operations

In $ millions as at:	May.31.09	Feb.28.09	May.31.08
Backlog (1)	2,415	2,432	3,354
Pre-Backlog (2)	99	75	241

(1)	Backlog excludes amounts related to discontinued operations as of May.31.09: $77 million, Feb.28.09: $86 million, May.31.08: $295 million
(2)	Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Segmental Analysis – continuing operations

For the three months ended May.31.2009	Acergy	Acergy	Acergy	Acergy	Acergy	Acergy	Total – Continuing
In $ millions	AFMED	NEC	NAMEX	SAM	AME	Corporate	operations
Revenue	207.9	130.6	29.2	100.7	53.7	3.4	525.5
Net operating income / (loss)	41.1	(4.5)	8.1	10.3	14.9	11.1	81.0
Investment income							1.6
Other gains and losses							7.9
Finance costs							(5.3)

Net income before taxation from continuing operations							85.2

For the three months ended May.31.2009	Acergy	Acergy	Acergy	Acergy	Acergy	Acergy	Total – Continuing
In $ millions	AFMED	NEC	NAMEX	SAM	AME	Corporate	operations
Revenue	375.3	210.3	0.9	75.3	43.2	0.6	705.6
Net operating income /(loss)	82.7	32.4	5.6	11.2	8.2	(2.9)	137.2
Investment income							2.9
Other gains and losses							(4.1)
Finance costs							(5.2)

Net income before taxation from continuing operations							130.8

Regional Performance – continuing operations

Acergy Africa and Mediterranean

•	As expected, lower activity levels reflecting fewer major deepwater projects in installation phase compared with Q2 2008

•	Number of major projects, including PazFlor, ALNG and EPC4A remain in early stages

•	No major projects completed during the quarter

•	Awarded EPC4A $190m Nigerian Conventional contract

Regional Performance – continuing operations

Acergy Northern Europe and Canada

•	As expected, lower activity levels during the quarter reflecting challenging market conditions

•	Good operational progress on Dong Nini, Tyrihans subsea installation and Deep Panuke

•	Charge taken on the Marathon Volund Project ahead of completion of commercial settlement

Regional Performance – continuing operations

Acergy North America and Mexico

•	Good progress on installation phase of Perdido Project in Gulf of Mexico

•	Project management and engineering support for Frade SURF project, offshore Brazil

Regional Performance – continuing operations

Acergy South America

•	Good revenue contribution from Frade Project and Roncandor Manifolds Project

•	Good performance on SURF activities partially offset by lower utilisation on Acergy Condor

•	Awarded four-year $260 million contract for the Polar Queen by Petrobras post quarter end

Regional Performance – continuing operations

Acergy Asia and Middle East

•	Good progress on projects, including Van Gogh, which completed offshore phase and Pluto which remains in early stages

•	SapuraAcergy JV positive contribution in the quarter

•	SapuraAcergy JV awarded Gumusut Project ($825m) and Iwaki Project ($60m)

Regional Performance – discontinued operations

Discontinued Operations

•	Positive contribution from the Mexilhao Trunkline Project

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No. 333-124997) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release and earnings presentation shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release and earnings presentation furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the approximate value of the awarded contracts, our anticipated performance for fiscal year 2009, our ability to manage our business through this market cycle, the expected reduction of our shareholdings in two Angolan joint ventures and the expected timing and impact thereof, expectations regarding our backlog and pre-backlog and statements contained in the “Current Trading and Outlook” section, including the expected impact on our near-term margins, the expected progress in and our continued focus on the conventional market in West Africa, the expected return to growth of our market, our ability to exploit new growth areas, such as Brazil, the strength of the medium-term market fundamentals and statements as to management’s confidence that we are well suited to our clients’ strategic needs. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACERGY S.A.

Date: July 15, 2009	By:	/s/ Stuart Jackson
	Name:	Stuart Jackson
	Title:	Chief Financial Officer

Exhibit Index

99.1	Press Release dated July 15, 2009 Announcing Second Quarter Results

99.2	Earnings Presentation for Second Quarter Ended May 31, 2009